March 2, 2007

Scott Anderegg, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Diet Coffee, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed January 19, 2007
File No. 333-137210

Dear Mr. Anderegg:

This firm represents Diet Coffee, Inc. (the “Company”) in the above-referenced matter. Enclosed for filing is the Company’s amended Registration Statement on Form SB-2. Below please find our responses to your February 14, 2007 comment letter:

Directors and Executive Officers, Page 27

1.	We note your response to comment 6 in our letter dated December 26, 2006 and reissue the comment.

Response
We have revised the registration statement in accordance with the Staff’s comment to clarify and include all of the positions held by David Stocknoff.

Financial Statements

Report of Independent Registered Certified Public Accounting Firm, page F-2

2.
It appears that our independent registered certified public accounting firm revised the date of its audit report to take responsibility for events occurring subsequent to the original report date. It also appears that the date of the report is incorrect as it now dated prior to the original report date and differs from the report date disclosed on page 7. Please advise or revise.

Response
We have revised the registration statement in accordance with the Staff’s comment to correct the date of the audit report from January 5, 2006 to January 5, 2007.

Balance Sheets, page F-3

3.
The amount of accumulated deficit during the development state at June 30, 2006 differs from the amount of net loss from inception to June 30, 2006 disclosed in the statement of operations. Please revise.

Response
We have revised the registration statement in accordance with the Staff’s comment to correct the amount of accumulated deficit during the development stage from $447,286 to $447,186 at June 30, 2006 in order to agree to the amount of net loss from inception to June 30, 2006.

Note A — Summary of Accounting Policies, page F-7

Allowance for doubtful accounts, page F-8

4.	Please revise to clarify that the reserve for doubtful accounts also includes your reserve for customer allowances and incentives referred to on page F-7.

Response
We have revised the registration statement in accordance with the Staff’s comment to expand the Company's disclosure related to the Comapny's reserve for doubtful accounts.

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

/s/Yoel Goldfeder
Yoel Goldfeder